UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No.     )

MapInfo Corporation

(Name of Subject Company)

MapInfo Corporation

(Names of Person(s) Filing Statement)

Common Stock, $0.002 par value per share

(Title of Class of Securities)

565105103

(CUSIP Number of Class of Securities)

MapInfo Corporation

One Global View

Troy, NY 12180

Attention: Jason Joseph, General Counsel

(518) 285-6000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The tender offer for the outstanding common stock of MapInfo Corporation (“MapInfo”) referred to in this filing has not yet commenced. This filing is neither an offer to purchase nor a solicitation of an offer to sell shares of MapInfo. Stockholders of MapInfo are urged to read the relevant tender offer documents when they become available because they will contain important information that stockholders should consider before making any decision regarding tendering their shares. At the time the Offer is commenced, Pitney Bowes Inc. (“Pitney Bowes”) will file tender offer materials with the U.S. Securities and Exchange Commission, and MapInfo will file a Solicitation/Recommendation Statement with respect to the Offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of MapInfo at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the U.S. Securities and Exchange Commission’s website at http://www.sec.gov/ or from Pitney Bowes.

Cautionary Note Regarding Forward-Looking Statements

Statements in this filing regarding the proposed transaction between Pitney Bowes and MapInfo, the expected timetable for completing the transaction, future financial and operating results, benefits and synergies of the transaction, future opportunities for the combined company and any other statements about Pitney Bowes or MapInfo management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements.

There are a number of important factors that could cause actual results or event to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the transaction, the ability of Pitney Bowes to successfully integrate MapInfo’s operations and employees; the ability to realize anticipated synergies and cost savings; and other factors describe in Pitney Bowes’ Annual Report on Form 10-K for the year ended December 31, 2006 and in MapInfo’s Annual Report on Form 10-K for the year ended September 30, 2006, each of which has been filed with the SEC. Except as otherwise required by law, Pitney Bowes and MapInfo disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this filing.

Confidential MapInfo Corporation Company Meeting Mark Cattini President and Chief Executive Officer March 15 th 2007

2 Confidential Agenda • Transaction Summary • What It Means for MapInfo • Next Steps

Confidential Transaction Summary

Confidential
The Basics
• MapInfo announced agreement to sell to Pitney Bowes
– $20.25 per share ($472 million) – 53% premium to yesterday’s close
– Signed definitive agreement on March 14th
• Transaction is public but not closed
– Regulatory anti-trust approval required
• Federal Trade Commission/Department of Justice
• Applicable Foreign Filings
– Shareholder acceptance
• Tender offer process will begin within seven business days

Confidential
How did we get to this point?
• Multiple interested parties in the summer and fall of 2006
• Board established disciplined process for evaluating potential buyers
– Special
Committee
– Hired Jefferies Broadview
– Disciplined Process
– Meetings with multiple interested parties
– Due diligence
– Final bids
• Pitney Bowes won
– Highest bid
– Most qualified bid

6 Confidential Why now? • Critical mass of interested parties • Fiduciary responsibility to shareholders • Consolidation of the technology industry

Confidential
Changing Face of the Industry
• Public companies going private
– Intergraph
– VNU
• Largest players are consolidating the market
– Oracle – Hyperion, Siebel, PeopleSoft, Retech, ProfitLogic
– Microsoft – ProClarity, Vicinity, Sybari Software Inc
– Google – YouTube, @Last Software (SketchUp), Keyhole
– Yahoo! – WhereOnEarth,
• Mid-size companies combining
– Open Text acquired Hummingbird
552 Technology M&A Transactions in First Two Months of 2007
“Stanford Group March 2007”

Confidential What It Means for MapInfo

Confidential
What it means for the Company
• Part of larger entity
– More than 3 times larger than AutoDesk
– More than 10 times larger than ESRI
• Platform for growth
– Catalyst for strategic shift at Pitney Bowes
– Scale to accelerate execution of Location Intelligence strategy
– Leveraging existing complementary efforts at Pitney Bowes
• 53% premium for existing shareholders

Confidential
What it means for our Associates
• Business as usual until closing
– Focus on successfully closing the quarter
– Continued execution of strategic initiatives, including:
• Japan
• India
• Integration of GDC
• Hiring key personnel

11 Confidential What it means for our Customers • Business as usual until closing • Access to broader value offered by a larger entity

Confidential Next Steps

Confidential
Next steps
• Business as usual until closing
• Regulatory approvals
– Hart-Scott-Rodino filing with DoJ/FTC
– Applicable Foreign Filings
• Tender offer for shares
– Tender offer documents to be filed and mailed to shareholders within seven business days
– Shareholders will receive detailed instructions regarding how to tender their shares
– Offer open for a minimum of 20 business days
– Any shareholder that tenders will receive payment shortly after the offering period closes
• Final Merger
– Anticipated closing in late April, if at least 90% of shares tendered
– If less than 90% tender, final merger will be delayed